April 30, 2009

Ms. Heather Clark

Staff Accountant, Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:  File No. 000-15216

Dear Ms. Clark                          :

Please find enclosed the Company’s detailed responses to your questions to us dated May 28, 2008 in the attached documents.

We apologize that our response has taken so long. In our previous conversations we discussed that the Company has made substantial changes since our last submission.

We believe we have provided substantive and accurate responses to your questions.  We appreciate your patience in allowing us to take the time necessary to do so. The format we adopted in responding to your questions is to state each of your questions and to insert the Company’s response underneath each question. In those instances where you have requested that the amendments or clarifications be made by resubmitting these reports we respectfully request that you allow us to provide the clarifications and/or corrections in our current report.  We will clearly identify them as prior period adjustments and or clarifications.

We look forward to any additional comments or questions you may have regarding the Company’s responses and the Company’s proposed resolution actions.  We would like to follow up with you to ensure those actions we propose to implement will meet your requirements going forward.  Please do not hesitate to contact me if I can answer any further questions for you or your associates before our next discussion.

Yours truly,

/s/ Peter Ubaldi

____________________

Peter Ubaldi

President and CEO

Attachments

Cc:  Board of Directors

Response to SEC Letter:

Annual Report on Form 10-KSB for the year ended December 31, 2007

1.

We note from your response to our prior comment 2 that you included a cumulative statement of the issuance of shares of common stock and that this statement further reconciled with the information in the shareholders’ equity statement and reconciles with the supplemental disclosures of cash flow information on the face of the statements of cash flows.  Please note that our original comment requested the disclosure of this detailed information be presented in the notes to your financial statements; Part II, Item 2 of the Form 10-Q does not satisfy this requirement.  As originally requested, to the extent significant amounts of stock are issued, you should disclose in the notes to your financial statements the nature of each transaction, the number of shares issued, the share price and whether the share price represents fair value at the time of issuance.  Your revised disclosure should be disclosed in similar detail as presented in Part II, Item 5 – Unregistered Sales of Equity Securities, and should reconcile to the statements of equity and cash flows.  You should similarly revise the notes to your quarterly financial statements to the extent you have significant issuances of shares of common stock.

Response:

Our revised disclosure will be included in the December 31, 2008 10K and will provide similar detail as presented in Part II, Item 5 – Unregistered Sales of Equity Securities.  We will also make sure the statements of equity and cash flows reconcile.

Additionally, we will include a statement that the notes to our quarterly financial statements for prior periods should have reflected this disclosure and we will describe those periods that are affected and provide details regarding any significant issuances of shares of common stock.

2.

As originally requested in our prior comment 2, please include in your response a reconciliation of the common stock issued per the December 31, 2007 10-KSB, specifically the issuance of 85,478,808 shares of common stock totaling $2,070,467 on your shareholders’ equity statement for the fiscal year ended December 31, 2007 with the issuance of shares totaling $1,100,531 disclosed in the “Recent Sales of Unregistered Securities” and the issuances of common stock of $1,976,953 presented within operating activities and non-cash activities under supplemental disclosure of cash flow information on the face of the statements of cash flows.  In this regard, please explain the reason(s) for the differences and reconcile the discrepancies.

Response:

The difference between the cost value of shares issued on the Shareholders’ Equity Statement of $2,070,467 and the “Recent Sales of Unregistered Securities” of $1,100,531 is $969,936, all of which is in APIC.  The APIC amount reported on the Shareholders’ Equity Statement includes $45,836 for the fair value of a warrant issued during the year and $924,100 of bad debt forgiven by related parties.  These amounts should have been broken out separately in the Shareholder’s Equity Statement.  We will correct the 2007 presentation in our 10-K for the year-ended December 31, 2008.  See below for details of the difference:

•

$45,836 represents the fair value of a warrant to purchase 4,583,640 shares of the Company’s common stock that was granted during the year.  Fair value was calculated using a Black Scholes valuation model.

•

$200,000 represents the difference between the fair value of 5,000,000 shares issued to an employee in June 2007 as settlement of his 2006 compensation and the recorded liability of $250,000.  Fair value of the shares was $50,000.  The difference was recorded as contributed capital

•

$396,085 represents the difference between the fair value of 5,000,000 shares issued to an employee in June 2007 as settlement for any amounts outstanding related to his 2005 and 2006 compensation.  The total liability as of the date of issuance was $446,085 and the fair value of the shares was $50,000.  The difference was recorded as contributed capital.

•

$318,013 represents forgiveness of debt by a related party in conjunction with a settlement agreement.  It was recorded as contributed capital.

•

$10,000 represents the difference between the fair value of 812,500 shares issued to a related-party in September 2007 as settlement for services performed and the liability recorded for actual costs incurred.  The fair value of the shares was $6,500 and the total liability settled was $16,500.  The difference was recorded as contributed capital.

The $93,514 discrepancy between total value of new equity issued in the shareholders’ equity statement and the disclosures of cash flow statement was due to an oversight of one stock issuance from September 2007 to an officer of the company.  Our disclosures in the December, 2008 10K will include clarification regarding this oversight and we will provide all of the relevant details regarding the stock issuance.

Notes to Audited Consolidated Financial Statements

Note 11. Related Party Transactions

1.

We note your response to our prior comment 7; however we require further information.  We see from Part II, Item 5 of your annual report that stock valued at $47,231 and $295,192 was issued in September 2007 and January 2008, respectively, related to the purchase of this license.  Please tell us the date you received full use of the license, what amounts you recorded on your balance sheet at December 31, 2007 related to the purchase of this asset and the amounts of any liabilities recorded at December 31, 2007 related to the stock issued in January 2008.  We may have further comment upon receipt of your response.

Response:

We received the right to full use of the license in September 2007 upon delivery and acceptance of the software.  The amount of the asset recorded on the balance sheet as of December 31, 2007 was $116,682, which was based on the fair value of 8,855,760 shares to be issued in three increments of 2,951,920 shares and the fair value of a warrant to purchase 4,583,640 shares of the Company’s common stock at a price of $0.001 per share.  We incorrectly stated in Part II, Item 5 of our 2007 annual report that the 2,951,920 shares of common stock were issued at a share price of $0.01.  These shares were actually issued at a price of $0.008 per share, which was the fair value of the Company’s stock at the date the software was accepted and performance complete.  Thus, the fair value of the 2,951,920 shares issued in January 2008 was $23,615, which was the amount of the liability recorded on the balance sheet at December 31, 2007.

Quarterly report on Form 10-Q for the quarter ended June 30, 2008.

Balance Sheet

2.

Reference is made to accounts receivable from related parties of $802,725.  It appears that $700,000 of the $802,275 at June 30, 2008 relate to the advance to joint venture,  Please confirm and describe the nature and repayment terms of the remaining amount of $102,275.

Response:

In February and March of 2008, the Company advanced $2,725 to two individuals as “loans”.  These loans were written-off against contract labor for the period September 30, 2008 quarterly filing.  The additional $100,000 represents the amount the Company advanced to Future Corp (the Company’s master distributor) for it’s investment in PH Solutions.

Statement of Cash Flows

3.

We note that it appears under financing activities on the face of your statements of cash flows you received advances from related parties of $783,450 during the six months ended June 30, 2008; however, we are unable to find any disclosures regarding the advances made to you.  Please tell us and revise your notes to the consolidated financial statements in future filings to disclose the nature and terms of the advances from related parties including payment terms and where such amounts have been recorded within your financial statements.

Response:

The advances of $783,450 represent $523,450 in advances from various individuals, and $260,000 from two officers of the Company.  The funds were used to fund the loan to the joint venture in Mexico.  The result of the transaction was that a note for $680,000 was recorded at September, 2008.  This represents the amount of funds advanced to the joint venture at that date.

4.

Further, we also note under financing activities on the face of your statements of cash flows that you received proceeds from notes payable of $400,000 during the six month ended June 30, 2008; however, we were unable to find any footnote disclosure regarding the nature and terms of the proceeds received at Note 9. Please advise and revise your disclosure in future filings accordingly.

Response:

The proceeds of $400,000 that the Company received was part of the $680,000 Note that was recorded in September, 2008.  The disclosure included in our December, 2008 10K will be revised to reflect this receipt.

Note 2. Significant Accounting Policies

Investment in Joint Venture

5.

We note from your disclosure that you have entered into a joint venture with Huma- Clean in March 2008 and that you have advanced $700,000 to the joint venture which is to be repaid from the initial proceeds of the joint venture.  In this regard, please explain to us in greater detail the nature of the payment terms of the advance; specifically, describe what is meant by “the initial proceeds of the joint venture”.  Your response should also include whether circumstances exist which do not require the joint venture to repay the advances and why you believe the advances are collectible.  Also tell us and disclose in the future filings what consideration, if any, was contributed by you to the joint venture in exchange for a 50% share of the profit and losses of the joint venture.  Please tell us the amount of your investment in the joint venture and where such amount has been recorded on the face of the balance sheet.  We may have further comment upon receipt of your response.

Response:

The payment terms of the advance to the joint venture are that the Company is to receive 50% of the earnings and profits of the venture. The “Initial proceeds of the joint venture” are the initial earnings and profits that result from the activities of the joint venture that are earmarked to payback the $800,000 advance.

There is the possibility that circumstances could arise that would preclude the joint venture from being able to repay the advances made by the company, however, these circumstances are remote and would result in a winding down of the joint venture. At that time the remedies under the joint venture agreement would determine the actual amounts the Company would collect. The Company believes that the advances to the joint venture are collectible since the Company is actively involved in the selling of the products of the joint venture.  The Company’s intentions are to see that the goals of the joint venture are accomplished and that the advances made will be repaid by controlling the cash flow from the sales.

The Company did not invest a specific amount in the joint venture for its’ 50% share.  This participation was granted as a result of the $800,000 loan/advance.  Since the joint venture has not earned any profits to date, and since the 50% share of the joint venture to the Company did not require any additional capital outlay the investment in the joint venture is not reflected on the balance sheet but is merely disclosed in the financials.  The $800,000 advance is recorded on the balance sheet as a receivable.

Note 9. Notes Payable

6.

Your response to our prior comment 6 states that the company has taken steps to make sure that future disclosures regarding debt renegotiations and extended terms will include changes in covenants, maturity dates, and interest rates.  It is unclear what changes have been made, as we note several statements that notes “have been extended” in note 9 without the detailed information concerning the new maturity date.  As originally requested, please disclose the terms including changes in covenants, exact maturity dates, and interest rates rather than stating the old maturity date has been extended.

Response:

A full and complete disclosure of any changes or modifications to notes that are outstanding on the Company’s books will be provided in the December, 2008 10K.

These disclosures will include any changes in covenants, maturity dates, interest rates and any other modifications that have been negotiated.

Note 13. Purchase of Intangible Assets

7.

Please tell us and revise your notes in future filings to disclose the useful life of the acquired technology from Robert Elfstrom and how the useful life was determined.  Further, tell us why you believe it is appropriate to gross up the balance sheet for the entire value of the asset equal the total number of shares to be issued and record a liability for the remaining shares to be issued when the remaining 900,000 shares to be issued are contingent upon the company obtaining certain net revenue thresholds from the utilization of the technology.

Response:

Although the useful life of the acquired technology is for perpetuity and this technology is not restricted or compromised by any other known technology or hardware, management has elected to reverse the entries used for recording this asset.  We have determined that the value of the asset is contingent upon the sales generated by its use.  To date no revenue is attributable to this technology so the Company will carry it on the books for the consideration already paid, that is 100,000 shares of its common stock. The value of the stock at the time of its issuance was $0.215 per share, or $21,500. The existing balance sheet items relative to this technology will be removed from the 12/31/08 year-end statement.